EXHIBIT 97.1

COMPENSATION RECOUPMENT POLICY

	Policy title:	Compensation Recoupment Policy

OFG-CP-CORP-009	Revision date:	11/2023

Introduction

OFG Bancorp (“OFG”) seeks to establish executive compensation practices that promote long-term shareholder interests and best corporate governance practices, as well as comply with applicable laws, rules and regulations. Pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), as codified in Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities and Exchange Commission (the “SEC”) directed national securities exchanges to prohibit the listing of any security of a company that fails to adopt, disclose and enforce a policy in compliance with rules issued by the SEC to implement a mandatory “clawback” policy for incentive-based compensation received by current and former executive officers if the company’s financial statements related to the achievement of the relevant incentive payment are later required to be restated. On June 9, 2023, the SEC approved the clawback listing standards proposed by the New York Stock Exchange (“NYSE”).

Purpose

The purpose of this Compensation Recoupment Policy (“Policy”) is to enable OFG to recover erroneously awarded Incentive Compensation (as defined below) paid to any Executive Officer (as defined below) in the event that OFG is required to prepare an Accounting Restatement (as defined below). This policy is intended to comply with the requirements set forth in Section 10D of Exchange Act and Section 303A.14 of the NYSE Listed Company Manual and shall be construed and interpreted in accordance with such intent.

Applicability

This Policy applies to any Incentive Compensation received by an Executive Officer of OFG during the three (3) completed fiscal years immediately preceding the date on which OFG is required to prepare an Accounting Restatement, including any transition period (that results from a change in OFG’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). For purposes of this Policy, “received” shall, with respect to any Incentive Compensation, mean actual or deemed receipt, and Incentive Compensation shall be deemed received in OFG’s fiscal period during which the Financial Reporting Measure (as defined below) specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation to the Executive Officer occurs after the end of that period.

Revisions

DATE	TYPE	DESCRIPTION/APPROVED BY
01/2013	First Version	Compensation Committee
06/2021	Revision	Compensation Committee
11/2023	Revision	Compensation Committee

1                         Revision date:                     11/2023

Definitions

TERM	DEFINITION
1. Accounting Restatement
An accounting restatement due to the material noncompliance of OFG with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (i.e., a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).

2. Financial Reporting Measure
Any measure that is determined and presented in accordance with the accounting principles used in preparing OFG’s financial statements, and any measure that is derived wholly or in part from such measure. A Financial Reporting Measure does not have to be presented within OFG’s financial statements or included in a filing with the SEC to qualify as a “Financial Reporting Measure.” It includes, but is not limited to, stock price and total stockholder return (and any measure that is derived wholly or in part from stock price or total stockholder return).

3. Executive Officer
Any person who (i) was or is designated as an OFG “officer” in accordance with Rule 16a-1(f) of the Exchange Act, including OFG’s executive officers designated by resolution of its Board of Directors regardless of whether they continue to be executive officers or employees of OFG, and (ii) served in such capacity at any time during the performance period for the relevant Incentive Compensation.

4. Equity Award	An equity compensation award granted under the OFG 2007 Omnibus Performance Incentive Plan, as amended and restated, or a successor equity incentive plan.
5. Excess Incentive Compensation
With respect to each Executive Officer in connection with an Accounting Restatement, the amount of any Incentive Compensation received that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid.

For Incentive Compensation based on (or derived from) stock price or total stockholder return, where the amount of Excess Incentive Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement: (i) the amount of Excess Incentive Compensation shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive Compensation was received; and (ii) OFG shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.

6. Incentive Compensation	Any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

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References

a.Section 303A.14 of the NYSE Listed Company Manual
b.Section 10D of Exchange Act
c.Rule 10D-1 under the Exchange Act

Policy Statement

1.Excess Incentive Compensation Recoupment Policy

After OFG is required to prepare an Accounting Restatement, each Executive Officer shall promptly repay or forfeit, and OFG shall endeavor to recover reasonably promptly, all Excess Incentive Compensation. For purposes of this Policy, the date that OFG’s is required to prepare an Accounting Restatement means the earlier of: (i) the date the Board of Directors (the “Board”), a Board committee, or the OFG officer or officers authorized to take such action if action by the Board is not required, concludes (or reasonably should have concluded), that OFG is required to prepare an Accounting Restatement; or (ii) the date a court, regulator or other legally authorized body directs OFG to prepare an Accounting Restatement.

Recovery under this Policy with respect to an Executive Officer shall not require the finding of (i) any misconduct by such Executive Officer or (ii) such Executive Officer being found responsible for the accounting error leading to the Accounting Restatement.

The Board’s Compensation Committee (the “Committee”) shall have discretion to determine the appropriate means of recovering Excess Incentive Compensation based on the particular facts and circumstances. To the extent that an Executive Officer fails to repay all Excess Incentive Compensation when due, OFG shall take all actions reasonable and appropriate to recover such Excess Incentive Compensation from such Executive Officer. These actions may include, without limitation (and as applicable):

•Seek recovery from any amounts realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based Excess Incentive Compensation and the forfeiture of other outstanding Equity Awards;

•Forfeit, reduce or cancel any Excess Incentive Compensation (whether vested or unvested) that has not been distributed or otherwise settled;

•Seek recovery of any Excess Incentive Compensation that was previously paid to the relevant Executive Officer;

•Offset, withhold, eliminate or cause to be forfeited any amount that could be paid or awarded to the Executive Officer after the date that OFG’s is required to prepare an Accounting Restatement; and,

•Take any other remedial and recovery action permitted by applicable law, as determined by the Committee.

The applicable Executive Officer shall be required to reimburse OFG for any and all expenses reasonably incurred (including legal fees) by OFG in recovering such Excess Incentive Compensation in accordance with this Policy.

3                         Revision date:                     11/2023

OFG’s recovery obligation hereunder shall not apply to the extent that the Committee, or in the absence of the Committee, a majority of the independent directors serving on the Board, determines that such recovery would be impracticable and:

•The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Excess Incentive Compensation based on expense of enforcement, OFG must make a reasonable attempt to recover such Excess Incentive Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE; or

•Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to OFG employees, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

All determinations and decisions made by the Committee pursuant to the provisions of this Policy shall be final, conclusive, and binding on all persons, including OFG, its shareholders and the Executive Officers.

Each Equity Award agreement, the OFG 2007 Omnibus Performance Incentive Plan, as amended and restated, and any other document setting forth the terms and conditions of any Incentive Compensation granted to Executive Officers shall be deemed to include the provisions of this Policy. The remedy specified in this Policy shall not be exclusive and shall be in addition to any other right or remedy at law or in equity that may be available to OFG.

This Policy is binding and enforceable against all applicable Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

Responsibilities

1.Compensation Committee

The Committee shall have full and final authority to make all determinations under this Policy, including without limitation whether the Policy applies and, if so, the amount of the Excess Incentive Compensation to be paid by the Executive Officer.
The Compensation Committee shall be responsible for enforcing compliance with this Policy and for reviewing this Policy periodically to ensure it meets best corporate governance practices and that it complies with any regulatory or listing standard requirements.

2.Prohibition on Indemnification and Insurance Reimbursement

OFG shall not indemnify any Executive Officer or former Executive Officer against the loss of any Excess Incentive Compensation. Further, OFG shall not pay or reimburse an Executive Officer for purchasing insurance to cover any such loss.

3.Reporting; Disclosure; Monitoring

OFG shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosures required by the applicable SEC filings.

By:	/s/ Hugh Gonzalez
Hugh Gonzalez
Legal Counsel
4                         Revision date:                     11/2023